FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

FITCH RAISES ITS LOCAL DEBT RATING FOR ENERSIS TO AA-

(Santiago, Chile, July 20th, 2007) ENERSIS S.A. (NYSE: ENI) announced today that Fitch Ratings raised its domestic credit rating for Enersis S.A. (“Enersis” or “the Company”) to “AA-“ from “A+”, maintaining a “Stable Outlook.” This change affects the local bonds issuance No.264 (Series B1 and B2).

The increase in the rating for Enersis reflects the culmination of a credit improvement plan to reduce debt and extend debt maturities, resulting in a stronger cash flow and greater financial flexibility. The principal subsidiary of Enersis, Empresa Nacional de Electricidad S.A. (Endesa Chile, domestic rating “AA-“), has also shown a sustained credit improvement, reduced debt, increased liquidity and a satisfactory level of contracts for its hydroelectric and efficient generating capacity. The ratings reflect the continuous growth in electricity demand in all the countries where Enersis operates. It is expected that Enersis will experience a certain seasonal and regional volatility in its cash flow due to changes in the availability of natural gas supplies, hydrological conditions, energy prices and currencies, all of which are incorporated in the long-term ratings granted.

The company shows a satisfactory liquidity in order to satisfy its short-term debt maturities, with a combination of cash flow from its operations in Chile, flows from its subsidiaries and US$746 million of available revolving credit facilities. The utilized portion of US$330 million of the revolving credits was amended to now mature in 2009. The company’s next Yankee bond maturity is due in 2014, which mitigates the uncertainty of liquidity risk in the medium term, at the Enersis level.

Enersis has reduced its debt levels in recent years. The total consolidated debt was US$6,863 million as of March 2007, compared to US$6,646 million in March 2006. The level of debt, measured as total debt to EBITDA, has improved to 2.0 times(x) as of March 2007 compared to 2.3x as of March 2006. The Company also shows an improved coverage, measured as EBITDA to financial expenses, of 4.3x as of March 2007, compared to 3.9x as of March 2006, reflecting the stable levels of interest expense and the continued growth of EBITDA. The increase in EBITDA is mainly attributable to the good hydrological conditions in 2006 which permitted its principal subsidiary, Endesa Chile, to increase its margins with sales in the spot market, and also to the growing demand for energy in all the countries where Enersis operates, and to the increases in node prices and the regulatory frameworks that permit the passing on of increased costs to tariffs.

In the case of its principal subsidiary, Endesa Chile, Fitch maintains its concerns about the vulnerability to natural gas supplies from Argentina and the potential hydrological risk in the domestic market. However, despite the fact that 76% of Endesa Chile’s consolidated EBITDA as of December 2006 (adjusted for shareholdings) came from its Chilean operations, that the natural gas restrictions have increased and that in Chile, 76% of the generation matrix is hydroelectric, the subsidiary has an adequate contracted position that mitigates its exposure to generation based on diesel or to energy purchases on the spot market in the event of a year of dry hydrology. In the case of the subsidiary Chilectra, the cost of energy purchases at the node price is passed on to the end customer and any fault in energy supplies has to be compensated by the generators.

Enersis is currently controlled, with a 60.62% equity stake, by ENDESA, S.A. (“Endesa Spain”) (IDR A, Rating Watch negative). Endesa Spain is currently the subject of a public share tender offer led by the Italian company Enel (IDR A, Rating Watch negative) and Acciona, a Spanish company in the construction sector not rated by Fitch. A possible scenario calls for a part of the assets of Endesa Spain to be sold to a German publicutility company, E.ON. Any change in the controller of Enersis should not immediately affect the credit ratings of Enersis or Endesa Chile. However, in the long term, the credit profiles should reflect the degree to which any new shareholder might change policies and financial strategies and/or the growth of Enersis and Endesa-Chile. There remain several regulatory, administrative and political matters still to be clarified and resolved, which is unlikely to happen in the near future.

The ratings for Enersis are also sustained by a diversified asset portfolio including companies that are financially strong and that have leadership positions in their markets. Part of the cash flows to Enersis are generated in countries with credit ratings below investment grade, such as Argentina, Colombia, Peru and Brazil. This exposure is incorporated in the credit ratings. In general, Enersis operates in countries with stable regulatory frameworks which have resulted in the possibility of transferring higher costs to tariffs, electricity prices and manageable levels of government interference.

SANTA ROSA #76 15 FLOOR	www.enersis.cl

Enersis is one of the largest private-sector electricity generation and distribution groups in South America. The company has investments in electricity distribution companies, generating companies in Argentina, Brazil, Chile, Colombia and Peru, a transmission company in Brazil and assets related to basic services throughout South America. Enersis is currently controlled with a 60.62% shareholding by Endesa Spain (IDR A, Rating Watch Negative).

For further information, please contact us:

Susana Rey
Head of Investor Relations
srm@e.enersis.cl
56 (2) 353 4554

Carmen Poblete	Ignacio González	Denisse Labarca	Doris Saba
Investor Relations	Investor Relations	Investor Relations	Investor Relations
Representative	Representative	Representative	Representative
cpt@e.enersis.cl	ijgr@e.enersis.cl	dla@e.enersis.cl	dsb@e.enersis.cl
56 (2) 353 4447	56 (2) 353 4552	56 (2) 353 4492	56 (2) 353 4555

María Luz Muñoz
Investor Relations
Assistant
mlmr@e.enersis.cl
56 (2) 353 4682

SANTA ROSA #76 15 FLOOR	www.enersis.cl

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

Date: July 25, 2007